UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM CB

(Amendment No. 4)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)                                                                              ☒

Securities Act Rule 802 (Exchange Offer)                                                                              ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                                                           ☐

Exchange Act Rule 14d-1I (Third Party Tender Offer)                                                         ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)                                                  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)                                ☐

TEREOS INTERNACIONAL S.A.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

TEREOS INTERNACIONAL S.A.

(Name of Person(s) Furnishing Form)

Common Shares

 (Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Marcus Erich Thieme

Investor Relations Officer

Avenida Brigadeiro Faria Lima, 201, 11th floor

Pinheiros – São Paulo

05426-100

Brazil

Tel:  +55 (11) 3544-4900

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

(a)

Exhibit Number	Description of Document
1.1

Relevant Fact (Fato Relevante) dated June 13, 2012, filed by Tereos Internacional S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to form CB on June 15, 2012).

1.2

Notice to Shareholders (Aviso aos Acionistas) dated June 15, 2012, filed by Tereos Internacional S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to form CB on June 15, 2012).

(b)           Not applicable.

Item 2.   Information Legends

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

Exhibit Number	Description of Document
2.1

Notice to the Market (Aviso ao Mercado) dated July 25, 2012, filed by Tereos Internacional S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to form CB on July 25, 2012).

2.2

Notice to the Market (Aviso ao Mercado) dated July 31, 2012, filed by Tereos Internacional S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to form CB on August 2, 2012).

2.3

Notice to the Market (Aviso ao Mercado) dated August 7, 2012, filed by Tereos Internacional S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation).

(2)           Not applicable.

(3)           Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)           A written irrevocable consent and power of attorney on Form F-X was filed by Tereos Internacional S.A. with the Commission on June 15, 2012.

(2)           Not applicable.

2

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEREOS INTERNACIONAL S.A.

Dated:  August 7, 2012

By: /s/  Marcus Erich Thieme
Name:   Marcus Erich Thieme
Title:     Investor Relations Officer

Exhibit 2.3

São Paulo, August 7th, 2012

NOTICE TO THE MARKET

Conclusion of the Capital Increase in the Amount of R$369.6 million, 100% Subscribed

TEREOS INTERNACIONAL S.A. (“Tereos Internacional” or “Company”), a publicly-traded company (BM&FBOVESPA: “TERI3”), hereby informs its shareholders and the market in general, the conclusion of the capital increase as per the Notice to Shareholders released on June 15, 2012, as follows:

The second period for the apportionment for subscription of remainder shares in the Company’s capital increase was concluded on August 3, 2012, achieving the maximum amount proposed by the Board of Directors. The capital increase was concluded with 100% of the shares subscribed, with a subscription of 76.1% by the controlling shareholder.

The Board of Directors met today and ratified the capital increase. 142,141,217 shares were subscribed for at the issuance price of R$2.60 per share, for a total amount of R$369,567,164.20. With this, the Company’s share capital becomes R$2,807,005,993.88, representing 817,720,079 common shares.

The new shares issued will be traded on the BM&FBOVESPA from August 8th, 2012.

With the end of the capital increase, and the conclusion of the corporate restructuring announced on July 10, the shares in free float represent 29.3% of the Company’s share capital, fully complying with the BM&FBOVESPA Novo Mercado rules.

The funds obtained from the capital increase will be used to expand the Company’s operations as follows: (i) starch operations in Brazil; (ii) joint venture with Wilmar for the production of starch and sweeteners in China; and (iii) the diversification of the European starch operations.

FOR FURTHER INFORMATION, PLEASE CONTACT

Marcus E. Thieme Investors Relations Officer	Felipe F. Mendes Investors Relations Manager Tel: +55 (11) 3544-4900 ri@tereosinternacional.com

Av. Brigadeiro Faria Lima, 201

11th floor Room 111 and 112

Pinheiros São Paulo SP                               Phone: +55 (11) 3544 49 00

Zipcode 05426 – 100                                   Fax: +55 (11) 3544 49 17

Important Information

This communication is for informational purposes only and is not an offer of securities or invitation to subscribe for or purchase any securities of Tereos Internacional S.A.  The securities mentioned in this communication have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act.

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Tereos Internacional S.A., are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to update any of them in the light of new information or future events.

Av. Brigadeiro Faria Lima, 201

11th floor Room 111 and 112

Pinheiros São Paulo SP                               Phone: +55 (11) 3544 49 00

Zipcode 05426 – 100                                   Fax: +55 (11) 3544 49 17